**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**December 17, 2015**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**Norwegian Cruise Line Holdings Ltd. – File No. 1-35784**
**NCL Corporation Ltd. – File No. 333-128780**


**CF# 33105**

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Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on November 4, 2015.

Based on representations by Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.6 | through October 16, 2018 |
| Exhibit 10.7 | through April 28, 2020 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary